Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

rmcfarlane@fulbright.com	telephone:	(214) 855-8000
direct dial: (214) 855-7428	facsimile:	(214) 855-8200
December 22, 2008
BY COURIER AND EDGAR FILING
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela Long and Errol Sanderson

Re:	GreenHunter Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Registration No. 333-155324
Dear Ms. Long and Mr. Sanderson,
     As requested, please find enclosed a clean and marked copy of Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-155324) (the “Registration Statement”) filed today by GreenHunter Energy, Inc. (“GreenHunter”). The primary change to the Registration Statement is the addition of a class of selling security holders who own GreenHunter’s 10% Series A Secured Redeemable Debentures (the “Debentures”) and may offer for sale to the public an aggregate of 3,955,789 shares of GreenHunter’s common stock which they may receive upon redemption of the Debentures. GreenHunter has also revised the “Explanatory Note,” has added a risk factor with respect to its liquidity, and has updated various other disclosures included in the Registration Statement.
     We plan to request acceleration of effectiveness on Wednesday, December 24, pending any further comments from your office, however this letter is not intended to serve as a request for acceleration. Please feel free to contact me with any comments or questions regarding the Registration Statement.
Very truly yours,
Ruth A. McFarlane
Enclosures

cc:	Morgan F. Johnston
David E. Morrison